EXHIBIT 99.10

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE

FIRST QUARTER ENDED MARCH 31, 2011

As at May 13, 2011

(Dollar amounts expressed in US dollars, unless otherwise indicated)

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the first quarter ended March 31, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Fortuna Silver Mines Inc. and its subsidiaries’ (“Fortuna” or the “Company”) performance and such factors that may affect its future performance. For a comprehensive understanding of Fortuna’s financial condition and results of operations, this MD&A should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for three months ended March 31, 2011 and the related notes contained therein. The Company reports its financial position, results of operations and cash flows in accordance with International Financial Reporting Standards (“IFRS”). In addition, the following should be read in conjunction with the Consolidated Financial Statements of the Company for the year ended December 31, 2010, the related MD&A, and Fortuna’s Annual Information Form (available on SEDAR at www.sedar.com). This MD&A refers to various non-GAAP measures, such as cash cost per tonne of processed ore, cash cost per ounce of payable silver, adjusted net income (loss), cash generated by operating activities before changes in working capital, used by the Company to manage and evaluate operating performance and ability to generate cash and are widely reported in the silver mining industry as benchmarks for performance. Cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis. The Company believes that certain investors use these non-GAAP measures to evaluate the Company’s performance. Non-GAAP measures do not have standardized meaning. Accordingly, non-GAAP measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations where applicable.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “Cautionary Statement on Forward-Looking Information” below.

Business of the Company

Fortuna Silver Mines Inc. (the “Company”) is a mining company focused on producing silver and base metals and developing silver projects in Latin America. The Company’s principal assets are the Caylloma Polymetallic Mine in southern Peru and the San Jose Silver-Gold Project in southern Mexico.

Recent Developments and 2011 Highlights

First-Time Adoption of International Financial Reporting Standards (“IFRS”)

This MD&A is the Company’s first MD&A with financial results prepared in accordance with IFRS.  The date of transition to IFRS is January 1, 2010.  Notes 1b) and 19 to the condensed consolidated interim financial statements, along with further discussions below, provides more detail on our key Canadian GAAP to IFRS differences, our accounting policy decisions and IFRS 1, First-Time Adoption of International Financial Reporting Standards, optional exemptions for significant or potentially significant areas that have had an impact on our financial statements on transition to IFRS or may have an impact in future periods.

Information for 2009 is presented in accordance with Canadian GAAP and was not required to be restated to IFRS.

Management’s Discussion and Analysis Page - 1

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the first quarter ended March 31, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Financial Results

During the three months ended March 31, 2011, the Company generated a net income of $4.78 million (2010: $5.72 million) on operating income of $8.08 million (2010: $9.04 million) and sales of $21.67 million (2010: $17.38 million).

Silver ounces produced during the three months ended March 31, 2011 were 437,123 (2010: 479,821) ounces, 9% below the same period in the prior year.

Silver comprised 58% (2010: 40%) of revenue and the realized silver price was $29.89 (2010: $16.19) per ounce.  Cash cost per ounce, net of by-product credits, was negative $5.36 (2010: negative $9.84). See the Page 10 for reconciliation of cash cost to the cost of sales.

Cash generated by operating activities before changes in working capital (a non-GAAP measure) for the three months ended March 31, 2011 totalled $7.72 million, up from $5.49 million in 2010.

Highlights of Combined Reserve and Resource Update (refer to Release dated April 12, 2011)

—
Proven + Probable Reserves increased by 4.8% in terms of tonnes and 3.7% in contained silver, after replacement of 675,000 tonnes consumed through production at Caylloma. Contained gold decreased by 5.1%.

—	Measured + Indicated Resources increased by 750% in terms of tonnes and 1790% and 1550% with respect to contained silver and gold.
—	Inferred Resources increased by 47% in terms of tonnes and 17% and 14% with respect to contained silver and gold.
—	Proven + Probable Reserves total 7.9M tonnes containing 45.1M oz silver and 238.9k oz gold.
—	Measured + Indicated Resources total 2.3M tonnes containing 10.4M oz silver and 44.6k oz gold.
—	Inferred Resources total 6.4M tonnes containing 34.7M oz silver and 215.9k oz gold.

San Jose Mine Construction

Construction activities for the San Jose Project commenced in the second quarter of 2010 and are on schedule for completion and commissioning of the mine in the third quarter of 2011 at an initial annual production rate of 1,000 tpd yielding 1.8 million oz silver and 16,000 oz gold. To the end of March 31, 2011, $31.3 million had been invested in construction.

Management’s Discussion and Analysis Page - 2

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the first quarter ended March 31, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Quarterly Information

The following table provides information for the eight fiscal quarters ended March 31, 2011:

				Quarters ended
Expressed in $000's, except per share data*/**	31-Mar-11	31-Dec-10	30-Sep-10	30-Jun-10	31-Mar-10	31-Dec-09	30-Sep-09	30-Jun-09
Sales	21,673	23,589	17,882	14,421	17,376	16,356	13,230	12,862
Operating income	8,077	7,956	688	9,629	9,038	5,563	4,388	4,355
Income before taxes	8,190	8,033	780	9,666	9,034	3,189	750	2,919
Income (loss)	4,782	4,333	(773)	6,719	5,724	1,037	(556)	1,196
Earnings (loss) per share, basic	0.04	0.04	(0.01)	0.06	0.06	0.01	(0.01)	0.01

Total assets	242,548	233,870	180,376	175,445	169,565	139,738	131,372	122,971

Leases and long term liabilities	3,384	3,166	2,653	1,384	1,306	1,454	1,524	1,741

* Figures for 2011 and 2010 expressed under IFRS
** Figures for 2009 expressed under Canadian GAAP

Sales in the first quarter of 2011 have declined by 8% compared to Q4 2010.  This decline is a result of a reduction in metal sold (silver 14%, lead 17%, and zinc 16%) offset by an increase in realized prices for all metals (silver 19%, lead 8%, and zinc11%). The reduction in metal sold is explained by a decline in metal production and an inventory build-up equivalent to 6% of production for the period. In addition, in January 2011, copper production which represented 3% of sales in Q4 2010 was discontinued at Caylloma due to a material deterioration in concentrate commercial terms with respect to 2010.

To December 31, 2010, there had been a clear trend of sales growth. This trend reflects both the recovery in metal prices since the beginning of 2009 and increased silver output from the Caylloma mine. Sales and operating income in the second and third quarters of 2010 reflect a decrease in base metal prices during the period.

Even though the Company achieved higher sales in Q4 and Q3 2010 as compared to Q2 2010, there was a reduction of  net income primarily as result of the following:   net losses on commodity contracts of $0.73 million in Q4 2010 and $3.18 million in Q3 2010 compared to a gain of $2.90 million in Q2 2010; share-based compensation expense of $0.76 million and $1.22 million in Q4 and Q3 2010, compared to a recovery of $2.40 million in Q2 2010; higher production cash cost of 14% for Q4 and 10% for Q3; and, a write off of deferred exploration costs in Q3 2010 of $0.44 million.

Management’s Discussion and Analysis Page - 3

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the first quarter ended March 31, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Results of Operations

San Jose Mine Construction

The Company anticipates that the San Jose Project, currently under construction in Mexico, will begin to contribute both silver and gold ounces starting in the third quarter of 2011 allowing the Company to maintain its organic silver production growth.

Construction Highlights to April 30, 2011

—
Processing plant construction is 50% complete.  Foundation work for crushers, milling, flotation, thickening and filtering areas is complete.  Mounting and installation of major plant equipment will be concluded by the end of May with concentrate filters being the only pending equipment.  Piping, electrical, and minor equipment installation is in process.

—	Tailings dam construction was concluded in January 2011.
—	The 8MW power substation construction and commissioning has been concluded and is currently providing power to the project.
—	The mine access ramp is already below the 1,400 meter elevation and continues towards level 1300.
—
Three stopes are being developed and prepared for the start of production in the third quarter at the initial rate of 1,000 tpd; Stope K is being developed on the Trinidad, Fortuna and Bonanza veins on sub-level 1430.  Stopes L and M are being developed on level 1400. Currently stope preparation is being finalized through service infrastructure.  Stopping is scheduled to begin in July.

—
To March 31, 2011 the mine had built an ore stock pile of 33,000 tonnes grading 142 g/t Ag and 1.2 g/t Au.  The Company anticipates an inventory of approximately 30,000 tonnes before the start of commercial operations in the third quarter of 2011.

—	Water pipeline installation to the mine site is 87% advanced.

Processing Plant and Ancillary Facilities

The processing plant is designed for an optimum capacity of 1500 tpd with a planned start up at 1000 tpd.

All plant equipment has already arrived on site.  Processing plant construction is 50% complete. Mounting and installation of major plant equipment will be concluded by the end of May with concentrate filters being the only pending equipment. The vast majority of work is currently on piping, electrical, and minor equipment installation. The three stage crushing circuit has an 88% advance. The milling circuit has a 70% advance. Flotation cells have a 52% advance.  Thickeners have a 34% advance.  Filtering has a 44% advance.

Tailings Dam

Construction of the tailings dam was concluded in January 2011.  The tailings dam is currently prepared to store water for the commissioning of the processing plant.  The Conagua (National Water Commission of Mexico) technical observations to the design of the tailings facility were addressed with state and federal Conagua authorities.  The Company expects approval of the final Conagua permit in the coming weeks.

Management’s Discussion and Analysis Page - 4

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the first quarter ended March 31, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Underground Mine Development

In December, the main access ramp reached the 1400 meter elevation -the first production level- allowing for the development of production stopes K, L and M for start-up of production at an initial mining rate of 1,000 tpd.  The ramp is expected to reach level 1350 - the following production level at depth - by the first quarter of 2012.

Vein widths and grades for the Trinidad, Fortuna and Bonanza veins intersect on level 1400 and sublevel 1430 are in line with the geologic resource model.

Water Sourcing

The Ocotlan grey water treatment plant is fully operational and the quality of the water obtained is within design parameters.

The pipeline to carry water from the grey water treatment plant to the Project site is 87% complete.  Negotiations with a neighboring community are taking place to install the remaining two kilometers of the pipeline. Inflow to the process from the grey water treatment facility is required twenty months after the start of commercial operations.  Up to the end of April the make-up water balance for the operation is being met by rainfall captured in the project´s water reservoirs.

Management’s Discussion and Analysis Page - 5

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the first quarter ended March 31, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Caylloma Ag-Pb-Zn Mine

Caylloma Mine Production	Quarters ended
	31-Mar-11	31-Dec-10	30-Sep-10	30-Jun-10	31-Mar-10	31-Dec-09	30-Sep-09	30-Jun-09
Tonnes milled	104,937	112,257	112,886	108,010	101,503	97,989	105,241	100,881
Average tons milled per day	1,206	1,261	1,268	1,227	1,167	1,101	1,182	1,146

Silver*
Grade (g/t)	157.56	159.51	154.56	156.35	167.23	164.26	146.54	160.42
Recovery %*	82.23	83.69	84.59	86.61	87.89	86.32	84.20	86.48
Production (Oz)*	437,123	481,802	474,489	470,310	479,821	446,970	417,571	450,019
Lead
Grade (%)	2.36	2.37	2.27	2.30	2.87	3.14	2.95	3.20
Recovery %	92.40	90.93	91.07	90.71	92.19	93.29	93.23	92.56
Production (000's lb)	5,046	5,338	5,149	4,967	5,920	6,327	6,391	6,587
Zinc
Grade (%)	2.87	2.87	3.10	3.02	3.44	3.43	3.58	3.82
Recovery %	86.56	86.77	87.90	88.03	89.17	89.18	88.58	88.60
Production (000's lb)	5,745	6,158	6,789	6,320	6,869	6,601	7,366	7,527
Copper
Production (000's lb)	36	213	250	266	296	95	44	51
Unit Costs
Production cash cost (US$/oz ag)**	(5.36)	(6.58)	(3.13)	3.83	(9.84)	(10.67)	(5.38)	(2.67)
Production cash cost (US$/tonne)	63.73	63.44	60.92	55.47	55.56	51.76	44.92	44.70
Unit Net Smelter Return (US$/tonne)	207.99	185.96	146.97	144.91	174.01	172.79	120.41	113.82

* Silver in lead and copper concentrates
** Net of by-product credits

Summary of Q1 2011 Mine Production Results:

—	Silver production of 437,123 ounces; 9% decrease over Q1 2010
—	Lead production of 5,046 (‘000’s) pounds; 15% decrease over Q1 2010
—	Zinc production of 5,745 (‘000’s) pounds; 16% decrease over Q1 2010
—	Cash cost per silver ounce, net of by-product credits, negative US$5.36

The drop in silver production for the quarter compared to the same period last year is mainly explained by lower head grades and lower metallurgical recoveries. The latter is the result of higher than expected oxidized material coming from level 6 in Animas vein.  Lower base metal production compared to the previous year has decreased as head grades move closer to the average of the reserve.

In January 2011 production of copper-silver concentrate was discontinued at Caylloma due to a material deterioration in treatment and refining smelter charges with respect to 2010. The Company is monitoring market conditions to evaluate restarting the circuit.  Copper accounted for 4% of sales in 2010 (2009: 1%).

Management’s Discussion and Analysis Page - 6

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the first quarter ended March 31, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Cash cost per payable ounce of silver, for the three months ended March 31, 2011, was negative $5.36 net of by-product credits compared to negative $9.84 in 2010. The change was attributable to a decrease in revenue from by-product credits, a decrease in recoverable silver ounces per tonne of ore, and higher cash costs per tonne.  See Page 10 for reconciliation of cash production cost to the cost of sales.

For the three months ended March 31, 2011, the cash cost per tonne was $63.73 (2010: $55.56).  Starting in the third quarter of 2010 our Peruvian operations have experienced increased cost pressures on labor, contractor tariffs, and industry related services.  We expect this cost pressures to persist throughout 2011.  Cash cost is a non-GAAP measure, see Page 10 for reconciliation of cash cost to the cost of sales.

Underground development is in-progress at the Bateas vein with the aim of incorporating the new ore shoots last reported in the April 14, 2011 press release into the production plans for 2011.  The new high-grade silver ore shoots were discovered through the extension of exploration and development drifts from current production areas on the 10th and 12th levels of the Bateas Vein.  The exploration drifts have now cross-cut the strike width of the ore shoots and are being advanced to the northeast to explore for additional high-grade ore shoots.  Vertical chimneys 308N and 310N have been completed between level 12 (4500m elevation) and level 10 (4620m elevation) confirming the vertical continuity of the high-grade shoots.  Within the ore shoots, the vein ranges up to 2m in width with silver mineralization being present as tetrahedrite, pyrargyrite, proustite and other Ag-bearing sulfosalts in a banded rhodonite-rhodochrosite-quartz vein matrix.  Minor sphalerite, galena and chalcopyrite are also present in the vein.

Caylloma Mine Concentrates	Quarters ended
	31-Mar-11	31-Dec-10	30-Sep-10	30-Jun-10	31-Mar-10	31-Dec-09	30-Sep-09	30-Jun-09
Zinc
Opening Inventory (t)	258	540	647	340	369	58	64	35
Production (t)	5,049	5,467	5,830	5,328	5,666	5,469	6,145	6,282
Sales (t)	4,757	5,749	5,950	5,013	5,707	5,163	6,156	6,239
Adjustment (t)	9	0	13	-7	12	4	4	-13
Closing Inventory (t)	559	258	540	647	340	369	58	64
Ag in concentrate (g/t)	108	105	100	93	85	95	104	93
Zn in concentrate (%)	51.61	51.09	52.83	53.81	54.99	54.75	54.37	54.35
Lead
Opening Inventory (t)	191	404	525	249	408	75	5	1
Production (t)	3,864	3,829	3,626	3,361	4,199	4,490	4,799	4,648
Sales (t)	3,561	4,053	3,751	3,068	4,378	4,162	4,761	4,647
Adjustment (t)	21	10	4	-17	20	5	33	3
Closing Inventory (t)	515	191	404	525	249	408	75	5
Ag in concentrate (g/t)	3,189	1,685	1,490	1,491	1,344	2,365	2,462	2,687
Pb in concentrate (%)	59.23	63.23	64.40	67.04	63.94	63.94	60.43	64.30
Copper
Opening Inventory (t)	29	44	66	57	46	10	2	0
Production (t)	80	448	496	522	619	207	93	112
Sales (t)	104	464	520	512	621	170	86	110
Adjustment (t)	-1	1	1	0	13	0	0	0
Closing Inventory (t)	4	29	44	66	57	46	10	2
Ag in concentrate (g/t)	15,876	19,056	18,866	18,433	14,982	15,640	12,723	13,930
Cu in concentrate (%)	20.23	21.62	22.87	23.16	21.66	20.72	21.84	20.56

Management’s Discussion and Analysis Page - 7

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the first quarter ended March 31, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Financial Results

During the three months ended March 31, 2011 the Company generated net income of $4.78 million (2010: $5.72 million) on operating income of $8.08 million (2010: $9.04 million). The decrease in net and operating income compared to the previous year, in spite of higher sales of  $21.67 million (2010: $17.38 million), is mainly explained by a loss on commodity contracts of $1.01 million (2010: gain $1.75 million), higher selling, general and administrative expenses of $1.64 million compared to 2010 and higher cash cost per tonne of $63.73 (2010: $55.56). The results were also affected by an inventory build-up of 6% of production valued approximately at $1.6 million at average selling prices for the period.

Sales, for the three months ended March 31, 2011, increased by 25% to $21.67 million (2010: $17.38 million) compared to a year ago. Recorded sales for Q1 2011 of $21.67 million were comprised of $20.36 million of provisional sales plus $1.12 million of mark-to-market of quotation periods for the period and $0.19 million of final adjustments in Q1 reflecting the increase in silver prices with respect to the previous quarter. In addition, sales for Q1 2011 were affected by an inventory build-up equivalent to 6% of our metal production. The sales increase, in spite of lower silver metal sold (10%), is primarily attributable to higher realized silver prices (85%).  Zinc and lead metal sold were below last year (22% and 24%, respectively) with zinc and lead realized  prices above last year (9% and 14%, respectively).

Caylloma Mine Metal Sold and Prices	Quarters ended
	31-Mar-11	31-Dec-10	30-Sep-10	30-Jun-10	31-Mar-10	31-Dec-09	30-Sep-09	30-Jun-09
Silver
Sales (Oz)*	423,236	494,451	487,408	441,767	471,077	413,607	413,445	447,911
Realized Price (US$/Oz)**	29.89	25.08	17.89	17.36	16.19	16.69	13.81	12.91
Weighted Average Price (US$/Oz)**	31.08	25.96	18.78	18.24	17.05	17.59	14.72	13.83
Lead
Sales (000's lb)*	4,637	5,605	5,261	4,494	6,101	5,757	6,215	6,460
Realized Price (US$/lb)**	0.99	0.92	0.77	0.79	0.87	0.88	0.64	0.50
Weighted Average Price (US$/lb)***	1.18	1.07	0.90	0.92	1.01	1.04	0.88	0.68
Zinc
Sales (000's lb)*	5,445	6,487	6,927	5,923	6,968	6,245	7,318	7,422
Realized Price (US$/lb)**	0.85	0.76	0.64	0.68	0.78	0.64	0.50	0.42
Weighted Average Price (US$/lb)***	1.09	1.04	0.90	0.94	1.04	1.00	0.80	0.67
Copper
Sales (000's lb)*	52	221	260	252	289	75	38	50
Realized Price (US$/lb)**	2.81	3.25	2.69	2.59	2.57	2.16	1.88	0.61
Weighted Average Price (US$/lb)***	4.23	3.88	3.24	3.22	3.30	3.17	2.80	2.07
Gold
Sales (Oz)*	635	696	597	517	600	914	294	589
Realized Price (US$/Oz)**	1,369.75	1,356.31	1,219.42	1,184.10	1,104.98	1,097.03	955.71	910.23
Weighted Average Price (US$/Oz)**	1,379.19	1,362.56	1,225.50	1,190.10	1,111.42	1,105.72	965.34	918.99

* The current and subsequent period may include final settlement quantity adjustments from prior periods.
** Considers deductions, treatment, and refining charges as applicable. Treatment charges are allocated to the base metals. Realized prices are based on provisional sales and are calculated before governmental royalties.
**Average price for the quarter weighted by monthly metal volume in provisional sales.

Management’s Discussion and Analysis Page - 8

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the first quarter ended March 31, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Cost of sales, for the three months ended March 31, 2011, increased by 9% to $8.62 million (2010: $7.92 million) compared to last year.  The increase is primarily attributable to a 15% higher unit production cash costs and increased throughput of 3%. Also, during the period there was an inventory build-up equivalent to 6% of production. Refer to Page 7 discussion on cash cost per tonne of treated ore.

Selling, general and administrative expenses increased by 82%, for the three months ended March 31, 2011, to $3.63 million (2010: $1.99 million). The increase is primarily attributable to share-based compensation expenses of $0.45 million, corporate additional wages and salaries associated with the growth of the Company $0.34 million and bonus payments and accruals $0.35 million.

	Expressed in $ millions Three months ended March 31,
	2011	2010
Corporate general and administrative expenses	$2.14	$1.29
Foreign exchange	0.16	0.10
Share-based payments	0.45	-
Peruvian subsidiary	0.73	0.60
Workers' participation	0.15	-
Mexican subsidiary	-	-
	$3.63	$1.99

Exploration and evaluation costs, for the three months ended March 31, 2011, increased by $0.29 million as the Company commencing its exploration program.

Net loss (gain) on commodity contract, for the three months ended March 31, 2011, was $1.01 million (2010: gain $1.75 million).  The loss is related to short term contracts used to fix the final settlement price on metal contained in concentrate delivered throughout the period and explained by the rise in silver and base metal prices between January and March 2011. The Company does not use hedge accounting.

Interest income, for the three months ended March 31, 2011, increased by 247% to $0.25 million (2010: $0.07 million).  The increase in interest income is primarily attributable to higher interest rates applied to higher cash and cash equivalents.

Interest expense, for the three months ended March 31, 2011, increased by 80% to $0.14 million (2010: $0.08 million) compared to a year ago. The increase is primarily attributable to credit facility fees with the Bank of Nova Scotia.

Income taxes, for the three months ended March 31, 2011, increased by 3% to $3.41 million (2010: $3.31 million).  Income tax provision is comprised of $3.39 million of current and $0.02 million of deferred income tax expense related to our Peruvian operations.

Cash cost per silver ounce and cash cost per tonne (non-GAAP measures)

Cash cost per ounce and cash cost per tonne are key performance measures that management uses to monitor performance. In addition, cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis. Management believes that certain investors use these non-GAAP measures to

Management’s Discussion and Analysis Page - 9

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the first quarter ended March 31, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

evaluate the Company’s performance. These performance measures have no meaning within Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) and, therefore, amounts presented may not be comparable to similar data presented by other mining companies.

The following table presents a reconciliation of cash costs per tonne of processed ore and cash cost per ounce of payable silver to the cost of sales in the condensed Consolidated Statements of Income for the three months ended March 31, 2011 and 2010.

	Expressed in $'000's
	Q1 2011	Q1 2010

Cost of sales 2, 3	8,620	7,920
Add / (Subtract)
Change in concentrate inventory	563	(207)
Inventory adjustment	-	-
Workers participation	(721)	(591)
Depletion and depreciation 2	(1,774)	(1,483)
Cash cost	6,688	5,639

Total processed ore (tonnes)	104,937	101,503

Cash cost per tonne of processed ore ($/t)	63.73	55.56

Cash cost	6,688	5,639
Add / (Subtract)
By-product credits 1	(9,423)	(10,519)
Refining charges	510	395
Cash cost applicable per payable ounce	(2,225)	(4,485)

Payable silver ounces	415,267	455,830

Cash cost per ounce of payable silver ($/oz)	(5.36)	(9.84)

1 By-product credits as included in the provisional liquidation
2 2010 and 2011 figures in accordance with IFRS
3 includes depletion, depreciation, distribution, community relations, and workers participation

Liquidity and Capital Resources

The Company’s cash and cash equivalents as at March 31, 2011 totalled $61.47 million, and short term investments totalled $21.10 million. Working capital amounted to $89.25 million.

During the three months ended March 31, 2011, cash generated by operating activities before changes in working capital was $7.72 million. Changes in working capital amounted to $0.62 million, resulting in cash generated by operating activities of $8.34 million.

Management’s Discussion and Analysis Page - 10

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the first quarter ended March 31, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Cash consumed by the Company, for the three months ended March 31, 2011, in investing activities totalled $18.66 million with $12.33 million for mineral properties, property, plant and equipment, $5.53 million for net deposits on long term assets, and payments of VAT of $1.28 million.  In addition, proceeds on disposal of mineral properties, property, plant and equipment amounted to $0.49 million. The total investment in San Jose amounted to $16.86 million and included $11.80 million for mineral properties, property, plant and equipment, and $5.06 million for deposits on long term assets.

During the three months ended March 31, 2011, cash generated by financing activities totalled $0.08 million comprised of net proceeds on the issuance of common shares of $0.33 million, and proceeds from long term debt of $0.02 million, less the repayment of finance lease obligations of $0.27 million.

In 2010, the Company entered into a credit agreement with the Bank of Nova Scotia for a $20 million senior secured revolving credit facility (“credit facility”) to be refinanced or repaid on or within two and one-half years or before December 2012. The credit facility is secured by a first ranking lien on Bateas and its assets and bears interest and fees at prevailing market rates. No funds were drawn from this credit facility during the period.

The Company has raised funds from two prospectus financings.  The details of the expected use of proceeds and actual use of proceeds are discussed below.

Prospectus February 18, 2010 Closed March 2, 2010
	San Jose Project Financing
	Expressed in CAD $ millions
	Expected Use of Proceeds*	Actual Use of Proceeds**	Variance
Mine development	$6.7	$5.2	$1.5
Processing plant	16.6	9.5	7.1
Tailings dam	1.9	4.3	(2.4)
Water and Infrastructure	3.0	2.8	0.2
Energy supply	-	2.5	(2.5)
Construction management	-	1.5	(1.5)
Total	$28.2	$25.8	$2.4

*excludes over-allotment
**US CAD FX rate at 1.0

Prospectus December 17, 2010 Closed December 23, 2010
	San Jose Project Financing**
	Expressed in CAD $ millions
	Expected Use of Proceeds*	Actual Use of Proceeds	Variance
Planned expansion	$14.5	$-	$14.5
Exploration programs	5.5	-	5.5
Working capital	17.7	-	17.7

Total	$37.7	$-	$37.7

*excludes over-allotment
** funds to be utilized post development

Management believes the Company’s cash position, along with its ongoing operation in Caylloma and the credit facility, is sufficient to support the Company’s operating and capital requirements on an ongoing basis. Actual funding requirements may vary from those planned due to further acquisition opportunities. Management believes it will be able to raise equity capital or access debt facilities as required in both the short and long term, but it recognizes the uncertainty attached thereto.

Guarantees and Indemnifications (expressed in $’000’s)

The Company may provide guarantees and indemnifications in conjunction with transactions in the normal course of operations. These are recorded as liabilities when reasonable estimates of the obligations can be made. Indemnifications that the Company has provided include obligation to indemnify:

Management’s Discussion and Analysis Page - 11

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the first quarter ended March 31, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

➢
directors and officers of the Company and its subsidiaries for potential liability while acting as a director or officer of the Company, together with various expenses associated with defending and settling such suits or actions due to association with the Company;

➢	certain vendors of acquired company for obligations that may or may not have been known at the date of the transaction.

The Caylloma mine closure plan was approved in November 2009 with total closure costs of $3,587 of which $1,756 is subject to an annual collateral in the form of a letter of guarantee, to be awarded each year in increments of $146 over 12 years, and is based on the estimated life of the mine.

Banco Bilbao Vizcaya Argentaria, S.A., a third party, has established a bank letter of guarantee on behalf of Bateas in favor of the Peruvian mining regulatory agency in compliance with local regulation associated with the approved Bateas’ mine closure plan, for the sum of $293. This bank letter of guarantee expires 360 days from December 2010.

Banco Bilbao Vizcaya Argentaria, S.A., has also established bank letters of guarantee totalling $54 to provide an annual guarantee associated with an office lease contract and truck rentals. These bank letters of guarantee expire 360 days from June 2010.

The Company acts as guarantor to finance lease obligations held by two of its mining contractors.  These finance lease contracts are related to the acquisition of mining equipment deployed at the Caylloma mine.  As at March 31, 2011, these obligations amounted to $556 with $136 and $420 maturing in 2011 and 2012, respectively.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on our financial condition, results of operations, liquidity, capital expenditures, or capital resources that is material to investors, other than those disclosed in this MD&A and the consolidated financial statements and the related notes.

Related Party Transactions

Refer to Note 9 to the condensed consolidated interim financial statements for related party transactions.

The transactions with related parties are measured at the agreed upon exchange amount, which is the amount of consideration established and agreed upon by the parties. The balances with related parties are unsecured, non-interest bearing, and payable in the normal course of business.

Significant Accounting Judgments and Estimates

The preparation of these condensed consolidated financial statements requires management to make judgments and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these judgments and estimates. The condensed consolidated financial statements include judgments and estimates which, by their nature, are uncertain. The impacts of such judgments and estimates are pervasive throughout the condensed consolidated financial statements, and may require accounting adjustments based on future occurrences.

Management’s Discussion and Analysis Page - 12

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the first quarter ended March 31, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods. Significant assumptions about the future and other sources of judgments and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i.	Critical Judgments

—
The analysis of the functional currency for each entity of the Company.  In concluding that the United States dollar (“US$), with the exception of the parent entity and certain holding companies which have a Canadian dollar (“CAD$”) functional currency, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates.  As no single currency was clearly dominant the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

ii.	Estimates

—	The recoverability of amounts receivable which are included in the consolidated statements of financial position;
—
the estimation of assay grades of metal concentrates sold in the determination of the carrying value of accounts receivable which are included in the consolidated statements of financial position and included as sales in the consolidated statements of income;

—	the carrying value of the short term investments and the recoverability of the carrying value which are included in the consolidated statements of financial position;
—	the determination of net realizable value of inventories on the consolidated statements of financial position;
—
the estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the consolidated statements of income;

—
the determination of mineral reserve, carrying amount of mineral properties, and depletion of mineral properties included in the consolidated statements of financial position and the related depletion included in the consolidated statements of income;

—	the determination of the fair value of financial instruments and derivatives included in the consolidated statements of financial position;
—
the fair value estimation of share-based awards included in the consolidated statements of financial position and the inputs used in accounting for share-based compensation expense in the consolidated statements of income;

—
the provision for income taxes which is included in the consolidation statements of income and composition of deferred income tax asset and liabilities included in the consolidated statement of financial position;

—	the inputs used in determining the net present value of the liability for provisions related to decommissioning and restoration included in the consolidated statements of financial position;
—	the inputs used in determining the various commitments and contingencies accrued in the consolidated statements of financial position; and,
—	the assessment of indications of impairment of each mineral properties and related determination of the net realizable value and write-down of those properties where applicable.

Management’s Discussion and Analysis Page - 13

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the first quarter ended March 31, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Financial Instruments and Related Risks

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk, and price risk. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.  Refer to Note 15 to the condensed consolidated interim financial statements and the Company’s Annual Information Form filed on Sedar.

Other Data

Additional information related to the Company is available for viewing at www.sedar.com and the Company’s website at www.fortunasilver.com.

Share Position and Outstanding Warrants and Options

The Company’s outstanding share position as at May 13, 2011 is 123,066,221 common shares. In addition, a total of 3,988,500 incentive stock options are currently outstanding as follows:

		Exercise
		Price
Type of Security	No. of Shares	(CAD$)	Expiry Date

Incentive Stock Options:	240,000	$1.35	February 5, 2016
	200,000	$2.29	March 30, 2016
	60,000	$1.75	May 8, 2016
	200,000	$1.75	May 22, 2016
	2,500	$0.85	July 5, 2016
	225,000	$1.55	July 5, 2016
	813,000	$1.66	July 10, 2016
	225,000	$1.61	September 13, 2016
	60,000	$0.85	January 11, 2017
	670,000	$2.22	January 11, 2017
	20,000	$0.85	February 6, 2017
	38,000	$0.85	June 27, 2017
	25,000	$0.85	October 24, 2017
	250,000	$2.52	February 5, 2018
	520,000	$0.85	October 5, 2018
	240,000	$0.85	November 5, 2018
	200,000	$0.83	July 6, 2019
TOTAL OUTSTANDING OPTIONS	3,988,500

Management’s Discussion and Analysis Page - 14

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the first quarter ended March 31, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

International Financial Reporting Standards (“IFRS”)

Effective January 1, 2011, Canadian publicly listed entities were required to prepare their financial statements in accordance with IFRS. Due to the requirement to present comparative financial information, the effective transition date is January 1, 2010. The three months ended March 31, 2011 is our first reporting period under IFRS.

Our IFRS conversion team identified three phases to our conversion: Scoping and Diagnostics, Analysis and Development, and Implementation and Review.

We have now completed our IFRS conversion project through implementation. Review and post-implementation will continue in future periods, as outlined below.

The following outlines our transition project, IFRS transitional impacts and the on-going impact of IFRS on our financial results.

Transitional Financial Impact

Shareholders’ Equity Impact

As a result of the policy choices we have selected and the changes we were required to make under IFRS, we have recorded a reduction in our equity of approximately $1.2 million as at January 1, 2010. The table below outlines adjustments to our equity on adoption of IFRS on January 1, 2010, and at March 31, 2010 and December 31, 2010 for comparative purposes.

		January 1,	March 31,	December 31,
Expressed in $ millions	Notes	2010	2010	2010
Shareholders' Equity, Canadian GAAP		$112.56	$152.05	$206.01
Adjustments:
Effect of foreign exchange on inventory, deposits on long term assets, and mineral
properties, property, plant and equipment	19 a)	(2.54)	(4.02)	(5.34)
Deferred income tax adjustments	19 b)	1.48	1.72	1.94
Transfer of accumulated other comprehensive income to retained earnings (deficit)	19 c)	2.90	2.90	2.90
Reset accumulated other comprehensive income to zero	19 c)	(2.90)	(2.90)	(2.90)
Adjustment to revise provisions	19 d)	(0.32)	(0.19)	(0.25)
Adjustment for depletion on mineral properties related to provisons	19 d)	0.18	0.19	0.23
Total IFRS adjustments to Shareholders' Equity		(1.20)	(2.30)	(3.42)
Shareholders' Equity, IFRS		$111.36	$149.76	$202.59

A reconciliation of our comprehensive income under Canadian GAAP and IFRS for the three months ended March 31, 2010 and the year ended December 31, 2010 and a discussion of the impact of IFRS on our cash flows are provided below.

Management’s Discussion and Analysis Page - 15

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the first quarter ended March 31, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Comprehensive Income Impact

As a result of the policy choices we have selected and the changes we were required to make under IFRS, we have also recorded an increase in our net income of approximately $0.4 million and $3.0 million for the three months ended March 31, 2010 and the year ended December 31, 2010, respectively. We have recorded a reduction in our total comprehensive income of approximately $1.1 million and $2.2 million for the three months ended March, 31, 2010 and the year ended December 31, 2010, respectively.

The following is a summary of the adjustments to comprehensive income for the three months ended March 31, 2010 and the year ended December 31, 2010 under IFRS (all of which are outlined in the notes to our condensed consolidated interim financial statements):

		Three months ended March 31, 2010
			Effect of
			Transition
expressed in $ millions	Notes	CAD GAAP	to IFRS	IFRS
Income (loss) for the period		$5.3	$0.4	$5.7
Other comprehensive income (loss)
Unrealized gain on translation of functional currency to
reporting currency	19 a)	2.8	(1.5)	1.3
Other comprehensive income		2.8	(1.5)	1.3
Total comprehensive income for the period		$8.1	$(1.1)	$7.0

		Year ended December 31, 2010
			Effect of
			Transition
expressed in $ millions	Notes	CAD GAAP	to IFRS	IFRS
Income (loss) for the year		$13.0	$3.0	$16.0
Other comprehensive income (loss)
Transfer of unrealized loss to realized loss upon reduction of net
investment, net of taxes	19 c)	2.1	(2.1)	-
Unrealized gain on translation of functional currency to
reporting currency	19 a)	5.9	(3.2)	2.7
Other comprehensive income		8.0	(5.3)	2.7
Total comprehensive income for the year		$20.9	$(2.2)	$18.7
Note: There may be differences due to rounding of decimal places

Cash Flow Impact

The adoption of IFRS has had no material impact on the net cash flows of the Company.  The changes made to the Consolidated Statements of Financial Position and Consolidated Statements of Comprehensive Income has resulted in reclassifications of various amounts on the Consolidated Statements of Cash Flows, however there is no net impact on cash and cash equivalents.

Management’s Discussion and Analysis Page - 16

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the first quarter ended March 31, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Financial Statement Presentation Changes

The transition to IFRS has resulted in financial statement presentation changes in our financial statements, most significantly on the consolidated statement of income.  The changes to the balance sheet relate mainly to the combining of mineral properties, property, plant and equipment and renaming of asset retirement obligations to provisions; and, future income tax liability to deferred income tax liabilities.

The following is a summary of the significant changes to our consolidated statement of income:

—
expenses by function and nature – our statement of income presents expenses by function.  Accordingly, depreciation, depletion, and accretion are no longer presented as a separate line item on the statement of income but depreciation and depletion are included in cost of sales. Unwinding of discount is included in interest expense;

—	government royalties to sales from selling, general and administrative expenses;
—	distribution costs to cost of sales from selling, general and administrative expenses;
—	community relation costs to cost of sales from selling, general and administrative expenses;
—	other income and expenses from interest and other income and expenses to selling, general and administrative expenses;
—	exploration and evaluation costs moved from selling, general and administrative expenses;
—	interest expense includes interest on debt financing and unwinding of discount; and,
—	current workers participation from income tax to cost of sales and selling, general and administrative expenses.

The above changes are reclassifications within our statement of income so there is no net impact to our income as a result of these changes.

Control Activities

For all changes to policies and procedures that have been identified, the effectiveness of internal controls over financial reporting and disclosure controls and procedures has been assessed and any changes have been implemented. In addition, controls over the IFRS changeover process have been implemented, as necessary. We have identified and implemented the required accounting process changes that resulted from the application of IFRS accounting policies and these changes were not significant. We have completed the design, implementation and documentation of the internal controls over accounting process changes resulting from the application of IFRS accounting policies. We applied our existing control framework to the IFRS changeover process. All accounting policy changes and transitional financial position impacts were subject to review by senior management and the Audit Committee of the Board of Directors.

Business Activities and Key Performance Measures

We have assessed the impact of the IFRS transition project on our financial covenants and key ratios. The transition did not significantly impact our covenants and key ratios that have an equity component.

We have also reviewed the impact of the IFRS transition project on our compensation arrangements. We have identified compensation arrangements that are calculated based on indicators in our financial statements. We are

Management’s Discussion and Analysis Page - 17

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the first quarter ended March 31, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

continuing to work with our Human Resources department to ensure that all compensation arrangements incorporate indicators from our financial statements prepared under IFRS in accordance with our compensation policies.

Information Technology and Systems

The IFRS transition project did not have a significant impact on our information systems for the convergence periods. We also do not expect significant changes in the post-convergence periods.

Review

The post-implementation phase will involve continuous monitoring of changes in IFRS in future periods. We note that the standard-setting bodies that determine IFRS have significant ongoing projects that could impact the IFRS accounting policies that we have selected. In particular, we expect that there may be additional new or revised IFRSs or IFRICs in relation to consolidation, joint ventures, financial instruments, hedge accounting, discontinued operations, leases, employee benefits, revenue recognition and stripping costs in the production phase of a surface mine. We also note that the International Accounting Standards Board is currently working on an extractive industries project, which could significantly impact our financial statements primarily in the areas of capitalization of exploration costs and disclosures. We have processes in place to ensure that potential changes are monitored and evaluated. The impact of any new IFRSs and IFRIC Interpretations will be evaluated as they are drafted and published.

Other Risks and Uncertainties

There have been no major changes from the reported risks factors outlined in the Annual Information Form dated March 24, 2011.

Controls and Procedures

Disclosure Controls and Procedures

The Company evaluated the effectiveness of the design and operation of the disclosure controls and procedures, as of March 31, 2011, under the supervision of the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”). Based on the results of this evaluation the CEO and the CFO have concluded that such disclosure controls are sufficiently effective to provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with the applicable securities laws.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, are responsible for establishing a system of internal control over financial reporting to provide reasonable assurance regarding the reliability and integrity of the Company’s financial information and the preparation of its financial statements in accordance with Canadian generally accepted accounting principles.

The Company’s management, including its CEO and CFO, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis.  Also, projection of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the

Management’s Discussion and Analysis Page - 18

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the first quarter ended March 31, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

There has been no change in the Company’s internal control over financial reporting that occurred during the period that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Outlook

The Company anticipates that the San Jose Project, currently under construction in Mexico, will begin to contribute both silver and gold ounces starting in the third quarter of 2011 allowing Fortuna to maintain its organic silver production growth in 2011.

Once San Jose is in operation in the third quarter of 2011, Management anticipates that Fortuna’s operations at Caylloma and San Jose should produce a total of 2.4 million ounces of silver and 7,530 ounces of gold or 2.8 million silver equivalent ounces (*) plus base metal credits in 2011. San Jose’s contribution will be 500,000 ounces of silver and 4,580 ounces of gold. The Company is executing plans to reach a production rate of 7 million ounces of silver equivalent annual production from existing reserves by 2013.

2011 Production Guidance

Mine	Silver (oz)	Gold (oz)	Zinc (lbs)	Lead (lbs)	Copper (lbs)
Caylloma, Peru	1,900,000	2,950	25,200,000	16,600,000	760,000
San Jose, Mexico	500,000	4,580	-	-	-
Total :	2,400,000	7,530	25,200,000	16,600,000	760,000

(*) Based on Ag = US$ 23.60/oz, Au = US$ 1,350/oz and metallurgical recoveries of 88% and 90% for Ag and Au respectively

In 2012, its first full year of production, the San Jose Mine is scheduled to produce 1.77 million ounces of silver and 16,120 ounces of gold or 2.75 million silver equivalent ounces.  At full design capacity, planned for late 2013 (24 months from the start of operations), the San Jose Mine’s annual production forecast is 3.2 million ounces of silver, 24,220 ounces of gold or 4.6 million silver equivalent ounces.

Management’s Discussion and Analysis Page - 19

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the first quarter ended March 31, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Cautionary Statement on Forward-Looking Information

Certain statements contained in this MD&A and any documents incorporated by reference into this MD&A constitute forward-looking statements and forward-looking information. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things:
—	estimates of mineral reserves and mineral resources to the extent that they involve estimates of the mineralization that will be encountered if the property is developed;
—	timing of the completion of construction activities at the Company’s properties and their completion on budget;
—	production rates at the Company’s properties;
—	cash cost estimates;
—	timing to achieve full production capacity at the Company’s properties;
—	timing for completion of infrastructure upgrades related to the Company’s properties;
—	timing for delivery of materials and equipment for the Company’s properties; and
—	the sufficiency of the Company’s cash position and its ability to raise equity capital or access debt facilities.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as at the date of such statements, are inherently subject to significant business, economic, social, political and competitive uncertainties and contingencies and other factors that could cause actual results or events to differ materially from those projected in the forward-looking statements. The estimates and assumptions of the Company contained or incorporated by reference in this MD&A which may prove to be incorrect, include, but are not limited to, (1) that all required third party contractual, regulatory and governmental approvals to the Offer will be obtained for the development, construction and production of its properties, (2) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (3) permitting, development, expansion and power supply proceeding on a basis consistent with the Company’s current expectations; (4) currency exchange rates being approximately consistent with current levels; (5) certain price assumptions for silver, lead, zinc and copper; (6) prices for and availability of natural gas, fuel oil, electricity, parts and equipment and other key supplies remaining consistent with current levels; (7) production forecasts meeting expectations; (8) the accuracy of the Company’s current mineral resource and reserve estimates; (9) labour and materials costs increasing on a basis consistent with the Company’s current expectations; and (10) assumptions made and judgments used in engineering and geological interpretation.

In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral

Management’s Discussion and Analysis Page - 20

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the first quarter ended March 31, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

processing; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico, the United States, Peru or other countries in which the Company does or may carry on business; the possibility of cost overruns or unanticipated expenses; fluctuations in silver, lead, zinc and copper prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; currency exchange rate fluctuations; competition; and other risks and uncertainties, including those described in the Risks and Uncertainties section in the MD&A and in the Risk Factors section in the Company’s Annual Information Form for the financial year ended December 31, 2010 filed with the Canadian Securities Administrators and available at www.sedar.com.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. These forward-looking statements are made as of the date of this MD&A. There can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Except as required by law, the Company does not assume the obligation to revise or update these forward looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

Management’s Discussion and Analysis Page - 21